Exhibit 77D – The Central Europe and Russia Fund, Inc.

At a meeting held July 20, 2009 the Board of Directors of The Central Europe and Russia Fund, Inc.  (the “Fund”) approved a change in the Fund’s benchmark to the MSCI Emerging Europe Index effective September 1, 2009.  In connection with this change, the Board also approved an increase in the Fund’s investment policy limit for investments in Russia from 60% to 66 2/3%.